                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of November 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

SUMMARY OF 2004 3RD QUARTER BUSINESS REPORT

On November 12, 2004, Shinhan Financial Group ("SFG") filed the 2004 3rd Quarter business report (the "Business Report") with the Financial Supervisory Service of the Republic of Korea ("Korea") pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.

TABLE OF CONTENTS

1.    Introduction of the Group

2.    Business Results

3.    Independent Accountant

4.    Performance of Subsidiary Companies

5.    Market Price Information of Our Equity Securities

6.    Directors, Executive Officers and Employees

Exhibit 1. Independent Accountant's Review Report (Non Consolidated Financial Statements)

1. INTRODUCTION OF THE GROUP

COMPANY HISTORY

- May 2000        Establishment of the Shinhan Financial Group announced.

- Oct. 2000       Secretariat for the incorporation of SFG established

- Jun. 2001       BOD of Shinhan Bank, Shinhan Securities, Shinhan Capital and
                  Shinhan ITM approved a transition to the holding company structure / Signed a strategic alliance MOU with BNP Paribas

- Jul. 2001       Preliminary license granted

- Aug. 2001       Shareholders' Meeting of Shinhan Bank, Shinhan Securities,
                  Shinhan Capital and Shinhan ITM approved stock transfer

- Aug. 2001       Official license granted

- Sep. 2001       Registered SFG incorporation (Capital stock: KRW 1.4617
                  trillion) / e-Shinhan and Shinhan Macquarie Financial Advisory co. became subsidiaries of the SFG

- Dec. 2001       Signed the strategic alliance agreement with BNP Paribas

- Apr. 2002       Announced the acquisition of the Good Morning Securities /
                  Established an Integration Committee to coordinate the merger between Shinhan Securities and Good Morning Securities

- May 2002        Jeju Bank included as SFG subsidiary

- Jun. 2002       Credit card division of Shinhan Bank was spun off and
                  established as a wholly-owned subsidiary, Shinhan Card.

- Jul. 2002       Incorporated Shinhan Credit Information Co.,Ltd

- Aug. 2002       Good Morning-Shinhan Securities launched and subsequently
                  included as SFG subsidiary

- Aug. 2002       Signed a strategic alliance agreement with BNP Paribas for investment trust business

- Aug. 2002       Shinhan Credit Information included as SFG subsidiary

- Sep. 2002       Sold 50%-1 shares of Shinhan ITMC to BNP Paribas Asset
                  Management Group / Shinhan-BNP Paribas ITMC launched

- Oct. 2002       SH&C Life Insurance, a bancassurance joint venture
                  incorporated and included as the Group subsidiary

- Jun. 2003       Sold 49% equity share of Shinhan Credit Information to Lone
                  Star Fund

- Aug. 2003       Acquired 80.04% equity ownership of Chohung Bank(CHB) from the
                  Korea Deposit Insurance Corporation

- Sep. 2003       SFG's inclusion of CHB as its subsidiary officially granted

- Sep. 2003       Registered with the U.S. Securities Exchange Commission and listed on the New York Stock Exchange

- Nov. 2003       Acquired a bank holding company license in the US market from the Federal Reserve Board

- Dec. 2003       Additional Capital injection into CHB (KRW 200billion)

- Mar. 2004       Shinhan Bank sold out 29,873,359 common shares (Common Shares)
                  or 10.15% of Shinhan Financial Group through the block trading before market opens (The Common Shares used to be recognized as treasury shares in our consolidated financial statements)

- Apr. 2004       Decided to acquire the minority common shares (135,548,285 or
                  18.85% of total common shares) of CHB by the end of June 2004 through the small-scale share swap

                     * Exchange ratio: 1 SFG common share = 0.1354 CHB common
                       share

- Apr. 2004       Provided a tender offer for the 20% or 27,109,657 shares of the Chohung minority shares before the share swap

                     * Tender offer price : KRW 3,500 per share

                     * Tender offer period: April 26, 2004 ~ May 17, 2004

- Apr. 2004       Terminated the joint venture in the credit information
                  business and bought back Lone Star's 49% ownership in Shinhan
                  Credit Information.

- Jun. 2004       Small-scale share swap with CHB completed

- July 2004       Delisting of CHB from the Korea Stock Exchange

- Sep. 2004       Decided to acquire the minority common and preferred shares of
                  Good Morning Shinhan Securities by the end of December 2004 through the small-scale share swap and tender offer

PRINCIPAL SUBSIDIARIES UNDER KOREAN LAW AS OF SEPTEMBER 30, 2004

      DIRECT SUBSIDIARIES

      Subsidiaries                                      Ownerships by SFG
      ------------                                      -----------------
Shinhan Bank                                                 100.0%
Chohung Bank                                                 100.0%
Good Morning Shinhan Securities  1)                          59.02% 2)
Shinhan Card                                                 100.0%
Shinhan Capital                                              100.0%
Shinhan BNP Paribas ITMC                                      50.0%
Jeju Bank  1)                                                 62.4%
SH&C life Insurance                                           50.0%
e-Shinhan                                                     73.7%
Shinhan Macquarie                                             51.0%
Shinhan Credit Information 3)                                100.0%

-----------------
1. Good Morning Shinhan Securities, and Jeju Bank are listed on the Korea Stock Exchange.

2. Represents our ownership percentage of voting equity securities of Good Morning Shinhan Securities. Currently, both common and preferred stock of Good Morning Shinhan Securities have voting rights. We own 60.5% of common stock of Good Morning Shinhan Securities as of September 30, 2004.

3. On April 29, 2004 we decided to buy back Lone Star's 49 % ownership in Shinhan Credit Information. With this transaction our equity ownership of Shinhan Credit Information increased to 100%.

INDIRECT SUBSIDIARIES HELD THROUGH DIRECT SUBSIDIARIES

                                                                                     Ownerships by
Direct Subsidiaries                      Indirect Subsidiaries                        the Parent
-------------------                      ---------------------                       -------------
Shinhan Bank                 Shinhan Data System                                        100.0%
                             Shinhan Finance                                            100.0%
Chohung Bank                 Chohung ITM                                                 79.8%
                             Chohung Finance                                            100.0%
                             CHB America Bank                                           100.0%
                             Chohung Bank GmbH                                          100.0%
                             Chohung Vina Bank                                           50.0%
                             CHB Valuemeet 2001 year 1st Securitization                  50.0%
                             CHB Valuemeet 2001 year 2nd Securitization                  50.0%
                             CHB Valuemeet 2002 year 1st Securitization                  50.0%
Good Morning Shinhan         Good Morning Shinhan Securities Europe                     100.0%
Securities                   Good Morning Shinhan Securities USA                        100.0%

CAPITALIZATION

      The table below sets forth the changes to the number of issued and outstanding shares of the Group since its incorporation on September 1, 2001.

                                                          Number of    Par    Subscription      Total amount
  Date of          Purpose of             Types of         shares     Value    price per         of capital
  issuance          issuance               shares          issued     (KRW)      share           stock (KRW)
  --------         ----------             --------        ---------   -----   ------------      ------------
2001.Sept.01       Incorporation      Common Shares      292,344,192  5,000       11,761     1,461,720,960,000
2002.Jun.06     Share Exchange (1)    Common Shares           15,891  5,000            -     1,461,800,415,000
2002.Oct.01     Share Exchange (1)    Common Shares              786  5,000            -     1,461,804,345,000
2002.Dec.31     Share Exchange (1)    Common Shares              256  5,000            -     1,461,805,625,000
2003.Aug.19    Cash Subscription(2)   Preferred Shares     6,000,000  5,000      150,000     1,491,805,625,000
2003.Aug.19     Share Exchange (3)    Preferred Shares    46,583,961  5,000       18,086     1,724,725,430,000
2003.Aug.19     Share Exchange (4)    Preferred Shares    44,720,603  5,000       18,086     1,948,328,445,000
2003.Sept.26   Cash Subscription(5)   Common Shares        1,864,065  5,000       14,832     1,957,648,770,000
2003.Oct.01     Share Exchange (1)    Common Shares           11,626  5,000            -     1,957,706,900,000
2003.Dec.31     Share Exchange (1)    Common Shares          164,484  5,000            -     1,958,529,320,000
2004.Jun.22     Share Exchange (6)    Common Shares       14,682,590  5,000            -     2,031,942,270,000

1. Issued in exchange for Shinhan Bank's common shares which were issued as a result of an exercise of warrants by the holders of bonds with warrants.

2. Redeemable preferred shares issued to a third party to raise cash for the Group's purchase of Chohung Bank shares which were held by Korean Deposit Insurance Corporation.

3. Redeemable preferred shares issued as consideration for the Group's purchase of Chohung Bank shares which were held by Korea Deposit Insurance Corporation.

4. Redeemable convertible preferred shares issued as consideration for the Group's purchase of Chohung Bank shares which were held by Korea Deposit Insurance Corporation.

5. BNP Paribas Luxembourg subscribed for 1,864,065 shares of the Group's common stock to maintain its 4% equity ownership on a fully diluted basis taking into account the full conversion of the 44,720,603 shares of redeemable convertible preferred shares issued by the Group to Korea Deposit Insurance Corporation.

6. On June 22, 2004, we issued 14,682,590 of common shares in exchange for Chohung Bank's 108,438,628 common shares. With the small-scale share swap, our equity ownership in Chohung Bank increased from 84.95% to 100.00%.

NUMBER OF SHARES BY TYPE

The table below sets forth the number of the issued and outstanding shares of the Group as of September 30, 2004.

                                                                 Total amount of
          Types of Shares                  Number of Shares         par value
          ---------------                  ----------------      ---------------
Common Shares                                 309,083,890       1,545,419,450,000
Redeemable Preferred Shares                    52,583,961         262,919,805,000
Redeemable Convertible Preferred Shares        44,720,603         223,603,015,000
                                              -----------       -----------------
                    Total                     406,388,454       2,031,942,270,000
                                              -----------       -----------------

TREASURY STOCK

On June 22, 2004, during the small-scale share swap with Chohung Bank, 18,979 fractional shares were issued because the share swap ratio was 0.1354, which means that one common share of Chohung Bank was exchanged into 0.1354 common share of SFG. On July 7, 2004, we acquired all of the 18,979 fractional shares as treasury stock and paid KRW 17,000 per share to each relevant shareholders of Chohung Bank. The share price was determined by the closing price of July 2, 2004 when our newly issued shares were listed on the Korea Stock Exchange. All of the 18,979 shares of treasury stock were resold on September 24, 2004 with resale price of KRW 20,100 per share.

STOCK OPTIONS

                                     Numberof    Number of    Number of    Exercise
                  Name of the         Granted    Exercised   Exercisable    Price
Grant date         Guarantee         Option (1)   option       option       (KRW)       Positions held at
----------        -----------        ---------   ---------   -----------   --------     -----------------
22-May-02     Ra, Eung-Chan            94,416        -          94,416      18,910    Shinhan Financial Group
22-May-02     Choi, Young Hwi          47,208        -          47,208      18,910    Shinhan Financial Group
22-May-02     Shin, Sang Hoon          28,325        -          28,325      18,910    Shinhan Financial Group
22-May-02     Choi, Bhang-Gil          18,883        -          18,883      18,910    Shinhan Financial Group
22-May-02     Lee, In-Ho               32,162        -          32,162      18,910    Shinhan Bank
22-May-02     Moon, Hong Soon          17,426        -          17,426      18,910    Shinhan Bank
22-May-02     Lee, Jae Woo             18,873        -          18,873      18,910    Shinhan Bank
22-May-02     Huh, Joong Ok            15,564        -          15,564      18,910    Shinhan Bank
22-May-02     Kim, Sahng-Dae           18,873        -          18,873      18,910    Shinhan Bank
22-May-02     Youn, Gwang Lim          18,873        -          18,873      18,910    Shinhan Bank
22-May-02     Oh, Young-Kook            8,041        -           8,041      18,910    Shinhan Bank
22-May-02     Nam, Kee Do               8,041        -           8,041      18,910    Shinhan Bank
22-May-02     Jang, Myoung-Kee         14,918        -          14,918      18,910    Shinhan Bank
22-May-02     Shin, Christoper         11,673        -          11,673      18,910    Shinhan Bank
22-May-02     Lee, Dae Woon            11,673        -          11,673      18,910    Shinhan Bank
22-May-02     Lee, Dong Girl           26,953        -          26,953      18,910    Shinhan Capital
22-May-02     Jung, Yun Kang            7,409        -           7,409      18,910    Shinhan Capital
22-May-02     Son, Woong Man            3,828        -           3,828      18,910    Shinhan Capital
22-May-02     Hwang, Jung Hun           3,828        -           3,828      18,910    Shinhan Capital
              Song, Byung Kuk and
22-May-02     other 6 officers         13,325        -          13,325      18,910    Shinhan Financial Group
              Kim, Duk Jung and
22-May-02     other 329 officers      449,929        -         449,929      18,910               -
15-May-03     Ra, Eung-Chan           100,000        -         100,000      11,800    Shinhan Financial Group

                                     Numberof    Number of    Number of    Exercise
                  Name of the         Granted    Exercised   Exercisable    Price
Grant date         Guarantee         Option (1)   option       option       (KRW)       Positions held at
----------        -----------        ----------  ---------   -----------   --------     -----------------
15-May-03     Choi, Young Hwi          90,000        -          90,000      11,800    Shinhan Financial Group
15-May-03     Choi, Bhang-Gil          20,000        -          20,000      11,800    Shinhan Financial Group
15-May-03     Han, Min Ky              20,000        -          20,000      11,800    Shinhan Financial Group
15-May-03     Song, Youn Soo           20,000        -          20,000      11,800    Shinhan Financial Group
15-May-03     Shin, Sang Hoon          80,000        -          80,000      11,800    Shinhan Bank
15-May-03     Moon, Hong Soon          20,000        -          20,000      11,800    Shinhan Bank
15-May-03     Lee, Jae Woo             20,000        -          20,000      11,800    Shinhan Bank
15-May-03     Huh, Joong Ok            20,000        -          20,000      11,800    Shinhan Bank
15-May-03     Kim, Sahng-Dae           20,000        -          20,000      11,800    Shinhan Bank
15-May-03     Youn, Gwang Lim          20,000        -          20,000      11,800    Shinhan Bank
15-May-03     Cho, Woo Seop            20,000        -          20,000      11,800    Shinhan Bank
15-May-03     Kim, Hee Soo             20,000        -          20,000      11,800    Shinhan Bank
15-May-03     Han, Do Heui             20,000        -          20,000      11,800    Shinhan Bank
15-May-03     Shin, Christoper         15,000        -          15,000      11,800    Shinhan Bank
15-May-03     Lee, Dae Woon            15,000        -          15,000      11,800    Shinhan Bank
15-May-03     Hong Sung Kyun           30,000        -          30,000      11,800    Shinhan Card
15-May-03     Lee Tae Kyu              10,000        -          10,000      11,800    Shinhan Card
15-May-03     Kim Seong Won            10,000        -          10,000      11,800    Shinhan Card
15-May-03     Shim, Woo Yeob           10,000        -          10,000      11,800    Shinhan Card
15-May-03     Lee, Dong Girl           30,000        -          30,000      11,800    Shinhan Capital
15-May-03     Jung, Yun Kang           10,000        -          10,000      11,800    Shinhan Capital
15-May-03     Jang, Myoung-Kee         10,000        -          10,000      11,800    Shinhan Capital
15-May-03     Shim, Beom Seong         10,000        -          10,000      11,800    Shinhan Credit Information
15-May-03     Song, Byung Kuk and
              other 7 officers         14,600        -          14,600      11,800    Shinhan Financial Group
15-May-03     Seo, Jin Won and
              other 339 officers      501,700        -         501,700      11,800               -
25-Mar-04     Ra, Eung Chan           100,000        -         100,000      21,595    Shinhan Financial Group
25-Mar-04     Choi, Young Hwi          90,000        -          90,000      21,595    Shinhan Financial Group
25-Mar-04     Choi, Bhang Gil          30,000        -          30,000      21,595    Shinhan Financial Group
25-Mar-04     Hong, Chil Sun           20,000        -          20,000      21,595    Shinhan Financial Group
25-Mar-04     Kim, Hee Soo             20,000        -          20,000      21,595    Shinhan Financial Group
25-Mar-04     Cho, Byung Jae           20,000        -          20,000      21,595    Shinhan Financial Group
25-Mar-04     Lee, Baek Soon           20,000        -          20,000      21,595    Shinhan Financial Group
25-Mar-04     Shin, Sang Hoon          80,000        -          80,000      21,595    Shinhan Bank
25-Mar-04     Cho, Jae Ho              20,000        -          20,000      21,595    Shinhan Bank
25-Mar-04     Lee, Jae Woo             20,000        -          20,000      21,595    Shinhan Bank
25-Mar-04     Youn, Gwang Lim          20,000        -          20,000      21,595    Shinhan Bank
25-Mar-04     Cho, Woo Sup             20,000        -          20,000      21,595    Shinhan Bank
25-Mar-04     Han, Min Ky              20,000        -          20,000      21,595    Shinhan Bank
25-Mar-04     Song, Youn Soo           20,000        -          20,000      21,595    Shinhan Bank
25-Mar-04     Han, Do Heui             20,000        -          20,000      21,595    Shinhan Bank
25-Mar-04     Suh, Jin Won             20,000        -          20,000      21,595    Shinhan Bank
25-Mar-04     Yang, Shin Keun          20,000        -          20,000      21,595    Shinhan Bank
25-Mar-04     Oh, Sang Young           15,000        -          15,000      21,595    Shinhan Bank
25-Mar-04     Hong, Sung Kyun          30,000        -          30,000      21,595    Shinhan Card
25-Mar-04     Lee, Tae Gyu             10,000        -          10,000      21,595    Shinhan Card
25-Mar-04     Kim, Seong Won           10,000        -          10,000      21,595    Shinhan Card
25-Mar-04     Shim, Woo Yeop           10,000        -          10,000      21,595    Shinhan Card
25-Mar-04     Kim, Moon Han            10,000        -          10,000      21,595    Shinhan Card
25-Mar-04     Lee, Dong Girl           30,000        -          30,000      21,595    Shinhan Capital
25-Mar-04     Kim, Sahng Dae           10,000        -          10,000      21,595    Shinhan Capital
25-Mar-04     Oh, Seung Keun           10,000        -          10,000      21,595    Shinhan Capital

                                     Numberof    Number of    Number of    Exercise
                  Name of the         Granted    Exercised   Exercisable    Price
Grant date         Guarantee         Option (1)   option       option       (KRW)       Positions held at
----------        -----------        ---------   ---------   -----------   --------     -----------------
25-Mar-04     Shim, Beom Seong          10,000           -       10,000     21,595    Shinhan Credit Information
              Song, Byung Kuk and
25-Mar-04     other 7 officers          13,900           -       13,900     21,595    Shinhan Financial Group
              Kam, Hong Gon and
25-Mar-04     other 400 officer        582,700           -      582,700     21,595                           -
              ------------------     ---------   ---------    ---------     ------    ------------------------
  TOTAL           417 persons        3,328,121           -    3,328,121          -                           -
              ------------------     ---------   ---------    ---------     ------    ------------------------

1) Number of options granted on May 22, 2002 was adjusted to the current number on May 21 2004 as terms of the exercise condition were finalized. For more detailed information, please refer to our Form 6-Ks filed on May 24, 2004 and June 4, 2004.

* The stock options granted in 2002 and 2003 are exercisable during the 4 year period after the second anniversary from the grant date. The stock options granted in 2004 are exercisable during 3 year period after the second anniversary from the grant date.

EMPLOYEE STOCK OWNERSHIP ASSOCIATION

                                                                      ENDING BALANCE
                    BEGINNING BALANCE                                (AS OF SEP. 30,
TYPE OF STOCK    (AS OF JANUARY 1ST 2004)   INCREASE   DECREASE (2)     2004 (1) )
-------------    ------------------------   --------   ------------  ---------------
 Common Stock            357,888             292,655       -241          650,302

1) Shinhan Capital participated in the employee stock ownership plan in May 2004. Therefore, the ending balance as of September 30, 2004 consists of as follows; 10,370 shares for Shinhan Financial Group, 633,085 shares for Shinhan Bank, and 6,847 shares for Shinhan Capital.

2) The decrease is due to the retirement of 2 employees of Shinhan Bank under the age limit.

2. BUSINESS RESULTS

OPERATIONAL RESULTS

                                     2004             2003             2002
                                (Jan.1~Sep.30)   (Jan.1~Dec.31)   (Jan.1~Dec.31)
                                --------------   --------------   --------------
OPERATING REVENUE                   910,923          617,147          645,367
     GAIN USING THE EQUITY          822,981          519,360          620,697
     METHOD OF ACCOUNTING
     INTEREST INCOME                 87,942           97,787           24,670
OPERATING EXPENSE                   117,063          252,199           43,147
     LOSS USING THE EQUITY
     METHOD OF ACCOUNTING             1,530          130,719            2,007
OPERATING INCOME                    793,860          364,948          602,220

SOURCE AND USE OF FUNDS

SOURCE OF FUNDS

                                                                           (in millions of Korean Won)
                                     2004                       2003                      2002
                               (Jan.1~Sep.30)             (Jan.1~Dec.31)            (Jan.1~Dec.31)
                               --------------             --------------            --------------
                           Average         Ratio     Average          Ratio     Average         Ratio
                          Balance (1)        (%)    Balance (1)         (%)    Balance (1)        (%)
                          ----------       -----    ----------        -----    ----------       -----
Stockholders' Equity      6,526,300         73.18   4,768,492          73.82    3,877,215        89.45
   Capital Stock          1,995,236         22.37   1,660,319          25.70    1,461,770        33.72
   Capital Surplus        3,427,175         38.43   2,512,502          38.89    1,976,637        45.60
   Retained Earnings      1,010,820         11.33     692,409          10.72      379,170         8.75
   Capital Adjustment        93,069          1.04     (96,738)         (1.50)      59,638         1.38
Borrowings                2,391,545         26.82   1,691,375          26.18      457,359        10.55
   Debentures             2,035,245         22.82   1,434,951          22.21      359,240         8.29
   Other liabilities        356,300          4.00     256,424           3.97       98,119         2.26
                          ---------        ------   ---------         ------   ----------       ------
            Total         8,917,845        100.00   6,459,867         100.00   4,334 ,574       100.00
                          ---------        ------   ---------         ------   ----------       ------

      1. The Average Balance was calculated by averaging the ending balance of each quarter.

USE OF FUNDS

                                                                                    (in millions of Korean Won)
                                                  2004                     2003                     2002
                                            (Jan.1~Sep.30)           (Jan.1~Dec.31)           (Jan.1~Dec.31)
                                            --------------           --------------           --------------
                                          Average      Ratio       Average      Ratio       Average      Ratio
                                         Balance(1)      (%)      Balance(1)     (%)       Balance(1)     (%)
                                         ----------    -----      ----------    -----      ----------    -----
Investments on equity stock              6,812,804      76.40     5,882,011      77.81     3,874,018      89.38
   Shinhan Bank                          3,605,688      40.43     3,139,126      41.53     3,134,106      72.30
   Chohung Bank (2)                      2,292,080      25.70     1,831,964      24.24             -          -
   Good Morning Shinhan Securities(3)      551,839       6.19       537,265       7.11       447,117      10.32
   Shinhan Card                            160,796       1.80       191,094       2.53       149,800       3.46
   Shinhan Capital                         110,337       1.24        95,384       1.26        71,171       1.64
   Shinhan BNP Paribas                      22,342       0.25        22,109       0.29        39,010       0.90
   E-Shinhan                                 2,550       0.03         3,331       0.04         4,281       0.10
   Shinhan Macquarie                         1,174       0.01           578       0.01           583       0.01
   Jeju Bank                                48,513       0.54        44,783       0.59        23,855       0.55
   Shinhan Credit Information                4,070       0.05         2,392       0.03         1,169       0.03
   SH&C Life Insurance                      13,415       0.15        13,985       0.19         2,926       0.07
Investment on Bonds                              -       0.00           905       0.01         1,279       0.03
Loans                                    2,004,746      22.48     1,618,091      21.41       390,275       9.00
Fixed Assets                                 1,559       0.02         1,434       0.02         1,272       0.03
Intangible Assets                              381       0.00           471       0.01           163       0.00
Cash Deposit in bank                        61,426       0.69        25,326       0.34        57,241       1.32
Other Assets                                36,932       0.41        30,808       0.41        10,325       0.24
                                         ---------     ------     ---------     ------     ---------     ------
               Total                     8,917,848     100.00     7,559,046     100.00     4,334,574     100.00
                                         ---------     ------     ---------     ------     ---------     ------

1. The Average Balance was calculated by averaging the ending balance of each quarter.

2. The Average Balance of Good Morning Shinhan Securities for 2002 is the sum of the pre-merger balances of Shinhan Securities and Good Morning Securities.

OTHER FINANCIAL INFORMATION

REQUISITE CAPITAL RATIO

                                                        (in millions of Korean Won)
                                         3rd Quarter of
                                              2004          2003(2)          2002
                                         --------------     -------          ----
Aggregate Amount of Equity Capital (A)     10,129,151      8,847,673      4,842,795
Requisite Capital (B)                       7,857,715      7,472,030      3,698,754
Requisite Capital Ratio (A/B) (1)              128.91%        118.41%        130.93%

      1. Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, we, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%.

      2. The numbers for the 3rd Quarter of 2004 are provisional and are subject to change.

WON LIQUIDITY RATIO

                                                     (in millions of Korean Won)
                                          3rd Quarter
                                            of 2004       2003        2002
                                          -----------     ----        ----
Won Assets due within 3 months (A)          223,899      16,687      14,945
Won Liabilities due within 3 months (B)     219,011      15,504       6,480
Won Liquidity Ratio (A/B) (1)                102.23%     107.63%     230.63%

      1. Under the guidelines issued by the Financial Supervisory Commission, we, at the holding company level, are required to maintain a Won liquidity ratio of not less than 100%.

LIABILITIES TO EQUITY RATIO

                                                     (in millions of Korean Won)
                                     3rd Quarter
                                        of 2004         2003           2002
                                     -----------        ----           ----
Liabilities (A)                       2,474,612      2,176,875        774,759
Adjusted Equity (B) (1)               6,963,049      6,117,555      4,010,220
Liabilities to Equity Ratio (A/B)         35.54%         35.58%         19.32%

      1. Adjusted Equity was calculated by subtracting the amount of intangible assets from total net assets.

CAPITAL ADEQUACY RATIO AND OTHER RATIOS OF CERTAIN SUBSIDIARIES

      1) Total Capital Adequacy Ratio (%)

                   3rd Quarter of
                        2004         2003      2002
                        ----         ----      ----
Shinhan Bank           11.60        10.49     10.91
Chohung Bank            8.94         8.87      8.66
Jeju Bank              10.50        10.96     11.71

      * The Total Capital Adequacy Ratios are computed in accordance with the guidelines issued by the Financial Supervisory Commission for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

      * The numbers for the 3rd Quarter of 2004 are provisional and are subject to change.

      2) Net Capital Ratio

                                      Sep.30 2004   Mar.31 2004     Mar.31 2003
                                      -----------   -----------     -----------
Good Morning Shinhan Securities         445.37%        480.7%          412.6%

      *Net Capital Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Service for securities investment trust businesses. Under these guidelines, Good Morning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.

      3) Adjusted Equity Capital Ratio

                    3rd Quarter of 2004    2003        2002
                    -------------------    ----        ----
Shinhan Card               14.48%         13.78%      10.86%

      *The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder's equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%.

      4) Non Performing Loans

                                                                                    (in 100 millions of Korean Won)
                                                               Dec.31. 2003                   Dec.31. 2002
                                                           (March 31,2004 for GMS         (March 31,2003 for GMS
                              Sep. 30. 2004                       Securities)                  Securities)
                              -------------                -----------------------             -----------
                          Balance of     NPL to total    Balance of      NPL to total   Balance of     NPL to total
                              NPL          Loans (%)         NPL          Loans (%)         NPL          Loans (%)
                          ----------     ------------    ----------      ------------   ----------     ------------
Shinhan Bank 1)              4,764            0.89          3,985            0.82          2,983              0.69
Chohung Bank 1)             13,091            2.99         18,796            4.19         19,811              4.02
Jeju Bank 1)                   508            3.93            298            2.27            238              1.86
G.MS Securities 2)             324           13.59            382           13.48            410                19
Shinhan Card 3)                468            5.40            747            6.34            714              2.82

      1. Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the Financial Supervisory Service.

      2. Under the guidelines of the Financial Supervisory Service, every securities company shall classify its loans into five categories:
            "normal", "precautionary", "substandard", "doubtful", and "estimated loss". Under the Group's internal measures, non-performing loans of Good Morning Shinhan Securities includes loans classified as "substandard", "doubtful", and "estimated loss."

      3. Under the guidelines of the Financial Supervisory Service, every credit card company shall classify its loans into five categories:
            "normal", "precautionary", "substandard", "doubtful", and "estimated loss. Under the Group's internal measures, non-performing loans of Shinhan Card includes loans classified as "substandard", "doubtful", and "estimated loss."

      5) Loan Loss Allowances & Write-offs for the period

                                                       (in 100 millions of Korean Won)
                                        Jan.1,2004~      Jan. 1, 2003~     Jan.1,2002~
                                        Sep.30, 2004     Dec.31, 2003      Dec.31, 2002
                                        ------------     ------------      ------------
Shinhan Bank   Loan Loss    Domestic        7,520            8,664             4,925
               Allowance    Overseas          728              745               733
                                           ------           ------            ------
                              Total         8,248            9,409             5,658
                                           ------           ------            ------
               Write-offs                   2,602              715             1,375
Chohung        Loan Loss    Domestic       12,516           16,026            16,988
Bank           Allowance    Overseas          547              563               563
                                           ------           ------            ------
                              Total        13,063           16,589            17,551
                                           ------           ------            ------
               Write-offs                  10,219           17,812            11,007
Jeju Bank      Loan Loss    Domestic          407              345               273
               Allowance    Overseas            -                -                 -
                                           ------           ------            ------
                              Total           407              345               273
                                           ------           ------            ------
               Write-offs                     181              179               240
GM             Loan Loss    Domestic          320              309               370
Shinhan        Allowance    Overseas            -                -                 -
Securities 1)
                                           ------           ------            ------
                              Total           320              309               370
                                           ------           ------            ------
               Write-offs                     412                -                75
Shinhan Card   Loan Loss    Domestic          576              946               961
2)             Allowance    Overseas            -                -                 -
                                           ------           ------            ------
                              Total           576              946               961
                                           ------           ------            ------
               Write-offs                   1,881            2,770               544

      1. The fiscal year of Good Morning Shinhan Securities ends on March 31 of each year. Accordingly, the relevant periods for Good Morning Shinhan Securities are adjusted as follows: (i) from April 1, 2004 to September 30, 2004, (ii) from April 1, 2003 to March 31, 2004, and (iii) from April 1, 2002 to March 31 2003.

      2.    Shinhan Card was incorporated on July 1, 2002.

3. INDEPENDENT ACCOUNTANT

COMPENSATION TO THE INDEPENDENT AUDITOR FOR AUDIT AND REVIEW SERVICES

      The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

 Year                       Auditor                       Payment (KRW)        Working hours
 ----                       -------                       -------------        -------------
                                                                              450.0 hours(3Q)
2004(1)           KPMG Samjong Accounting Corp.           300,000,000         450.5 hours(1H)
                                                                              370.5 hours(1Q)
2003              KPMG Samjong Accounting Corp.           210,000,000         1,560 hours
2002              KPMG Samjong Accounting Corp.           150,000,000         1,484 hours

1) The payment for 2004 is an engagement amount, and therefore, it has not been fully paid yet.

COMPENSATION FOR SERVICES OTHER THAN AUDIT AND REVIEW

      The following is a description of the fees and commissions paid to our independent auditor for the services set forth below for the last three years.

 Year        Month                    Service description                       Payment (KRW)
 ----        -----                    -------------------                       -------------
2004(1)      Jan.    Consulting services for disclosure control and
                     procedure & Internal control system                        1,375,000,000
2003         Sept.   Due diligence on the Chohung Bank                            904,000,000
             July    Valuation of common shares of Chohung Bank                   100,000,000
2002           -     -                                                                      -

4. PERFORMANCE OF SUBSIDIARY COMPANIES

CONDENSED FINANCIAL STATEMENTS OF SUBSIDIARIES

      1) Balance sheets

            Condensed balance sheets of subsidiaries as of September 30, 2004 are as follows:

                                                           (In millions of Korean Won)
                                      -------------------------------------------------
                                                                               Total
                                                                           stockholders'
          Subsidiaries                Total assets     Total liabilities       equity
          ------------                ------------     -----------------   ------------
Shinhan Bank                          W 73,450,866         69,580,276        3,870,590
Chohung Bank                            62,984,641         60,610,883        2,373,758
Good Morning Shinhan Securities          2,730,079          2,059,560          670,519
Shinhan Card                             1,625,174          1,468,831          156,343
Shinhan Capital                          1,373,246          1,259,348          113,898
Shinhan BNP Paribas ITMC                    48,121              3,717           44,404
Jeju Bank                                1,831,472          1,724,475          106,997
SH&C Life Insurance                        230,047            201,487           28,560
e-Shinhan                                    3,943                854            3,089
Shinhan Macquarie                            9,126              8,081            1,045
Shinhan Credit Information                   8,485              1,994            6,491
                                      ------------        -----------        ---------
                                      W144,295,200        136,919,506        7,375,694
                                      ============        ===========        =========

      2) Statements of Earnings

            Condensed statements of earnings of subsidiaries for the 9 months ended September 30, 2004 are as follows:

                                                                                       (In millions of Korean Won)
                                      ----------------------------------------------------------------------------
                                      Operating         Operating        Operating       Ordinary       Net earnings
          Subsidiaries                 revenue           expense       income (loss)    income (loss)      (loss)
          ------------                ---------         ---------      -------------    -------------   ------------
Shinhan Bank                          W4,143,614        3,329,525          814,089          988,089        693,413
Chohung Bank                           4,054,923        3,822,668          232,255          190,896        188,826
Good Morning Shinhan Securities          555,676          526,234           29,442           40,772         38,330
Shinhan Card                             318,325          319,256           (-)931         (-)1,293       (-)1,293
Shinhan Capital                          143,530          117,147           26,383           26,750         18,686
Shinhan BNP Paribas ITMC                  10,132            5,444            4,688            4,808          3,352
Jeju Bank                                 99,348           95,094            4,254            4,557          4,557
SH&C life Insurance                       24,967           26,015         (-)1,048            (-)76          (-)76
e-Shinhan                                  1,828            2,464           (-)636           (-)610         (-)610
Shinhan Macquarie                         10,720            9,455            1,265            1,447            876
Shinhan Credit Information                24,170           24,140               30              218          2,629
                                      ----------        ---------        ---------        ---------        -------
                                      W9,387,233        8,277,442        1,109,791        1,255,558        948,690
                                      ==========        =========        =========        =========        =======

5. MARKET PRICE INFORMATION OF OUR EQUITY SECURITIES

COMMON SHARE TRADED IN KOREA STOCK EXCHANGE

                                                                (in Korean Won or number of shares)
                    -------------------------------------------------------------------------------
                     Apr.2004      May.2004      Jun.2004      Jul.2004      Aug.2004      Sep.2004
                     --------      --------      --------      --------      --------      --------
Price per  High         23,250        21,550        18,800        17,400        20,000        21,250
  share    Low          20,450        16,200        15,700        15,200        16,800        19,900
Trading Volume      21,938,659    27,771,913    32,986,317    27,090,639    24,600,301    21,029,646

AMERICAN DEPOSITARY SHARES

      Shinhan Financial Group listed its American Depositary Shares on the New York Stock Exchange on September 16, 2003.

American Depositary Shares trade on the New York Stock Exchange

                                                              (in US Dollars or number of shares)
                    -----------------------------------------------------------------------------
                    Apr. 2004     May. 2004     Jun. 2004     Jul. 2004     Aug.2004     Sep.2004
                    ---------     ---------     ---------     ---------     --------     --------
Price per  High        40.80         37.27         32.00         30.23         34.90        37.20
 share     Low         35.15         27.60         27.76         26.50         29.33        34.40
Trading Volume        90,700       110,300       110,800       174,500       189,100       71,500

6. CHANGES TO DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

DIRECTORS AND EXECUTIVE OFFICERS

1) Executive Directors

      Our executive directors are as follows

    Name            Age                 Position
    ----            ---                 --------
Eung Chan Ra         65    Chairman of BOD
                           Chairman of the BOD Steering Committee
Young Hwi Choi       58    President & CEO

2) Non-Executive Directors

      Currently, 13 non executive directors are in office, all of whom were nominated by our BOD and appointed or reappointed pursuant to the approval of general shareholders' meeting on March 25, 2004.

      Our non-executive directors are as follows.

    Name              Age                Position
    ----              ---                --------
In Ho Lee             60      Non-Executive Directors
Young Seok Choi       75      Non-Executive Directors,
                              Audit Committee member,
                              Compensation Committee member
Yong Woong Yang       56      Non-Executive Directors
Pyung Joo Kim         65      Outside Director
                              BOD Steering Committee member
                              Chairman of Risk Management Committee
Il Sup Kim            58      Outside Director
                              Chairman of Audit Committee
                              Compensation Committee member
Sang Yoon Lee         61      Outside Director
                              Audit Committee member
                              Compensation Committee member
Yoon Soo Yoon         58      Outside Director
                              BOD Steering Committee member
                              Risk Management Committee member
                              Chairman of Compensation Committee
Sang Chul Lee         56      Outside Director
                              Compensation Committee member `
Byung Hun Park        75      Outside Director
                              BOD Steering Committee member
Moon Pil Oh           73      Outside Director
                              Audit Committee member
Young Soo Lee         70      Outside Director
Dong Hyun Kwon        67      Outside Director
                              Audit Committee member
Philippe Reynieix     55      Outside Director
                              Risk Management Committee member

      For the personal profiles of the directors, please refer to our Form 6-K filed on March 8, 2004, in which we included the resume of director candidates.

3) Executive Officers

      In addition to the executive directors who are also our executive officers, we currently have the following executive officers


     Name              Age                                    Position
     ----              ---                                    --------
Bhang Gil Choi         52     Senior Executive Vice President of Integration Coordination Team I and
                              II (taking charge of Chohung Bank related issues)
Chil Sun Hong          57     Senior Executive Vice President of Subsidiary Management Team II,
                              Public Relations Team, and Audit & Compliance Team
 Hee Soo Kim           53     Senior Executive Vice President of Subsidiary Management Team I and
                              Integration Coordination Team I
Byung Jae Cho          53     Chief Financial Officer and Senior Executive Vice President of Planning
                              & Financial Management Team and Investor Relations Team
Baek Soon Lee          51     Senior Executive Vice President of General Service Team, Information &
                              Technology Planning Team and Integration Coordination Team II

EMPLOYEES

                                      (As of September 30, 2004)
                                                 Total Salaries and wages paid for       Average Payment
             Number of                                   3rd Quarter 2004               per person (in mil.
             Employees        Average Tenure         (in mil. of Korean Won)              of Korean Won)
             ---------        --------------     ---------------------------------      -------------------
 Male           69          1 year & 7 months                 5,175                             75
Female          15          1 year & 7 months                   462                             25
 Total          84          1 year & 7 months                 5,637                             64

EXHIBIT 1.

The Independent Accountant's Review Report (under Korean GAAP) to the Non-consolidated Financial Statements of Shinhan Financial Group as of and for the 9 month period ended September 30, 2004.

                                                                           Page
                                                                           ----
-     Independent Accountant's Review Report                                F-1

-     Shinhan Financial Group Non-Consolidated Balance Sheets               F-5

-     Shinhan Financial Group Non-Consolidated Statements of Earnings       F-6

-     Shinhan Financial Group Non-Consolidated Statements of Cash Flows     F-7

-     Notes to Non-Consolidated Financial Statements                        F-9

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            SHINHAN FINANCIAL GROUP CO., LTD.

                                            By /s/ Byung Jae Cho
                                            --------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : November 19, 2004